Acquisition of Putnam Vista Fund

On September 27, 2010, the fund issued 21,970,683, 1,494,855,
488,294, 397,127, 54,165 and 861,908 class A, class B, class C, class M, class R and class Y shares, respectively, for 96,718,304, 6,785,681, 2,156,292, 1,769,923, 238,471 and
3,764,946 class A, class B, class C, class M, class R and class Y shares of Putnam Vista Fund to acquire that funds net assets in a tax free exchange. Putnam Management recommended, and the Board of Trustees approved, the merger transaction because it believed that it was in the best interests of shareholders of Putnam Vista Fund to be invested in a fund with more flexibility to invest in attractive companies regardless of capitalization size. Putnam Management believed that this flexibility would increase the likelihood of delivering strong investment performance over the long term. In addition, after the merger, Putnam Vista Fund shareholders would be invested in a larger fund with a lower expense ratio. The investment portfolio of Putnam Vista Fund, with a fair value of $931,784,799 and an identified cost of $870,278,890 at September 24, 2010, was the principal asset acquired by the fund. The net assets of the fund and Putnam Vista Fund on September 24, 2010, were $2,348,440,346 and $1,118,296,596, respectively. On September 24, 2010, Putnam Vista Fund had accumulated net investment loss of $1,279,092, accumulated net realized loss of $1,846,121,583 and unrealized appreciation of $65,891,595. The aggregate net assets of the fund immediately following the acquisition were $3,466,736,942.

Assuming the acquisition had been completed on July 1, 2010, the funds pro forma results of operations for the reporting period are as follows:

Net investment loss $(2,951,287)
Net gain on investments $909,692,742
Net increase in net assets resulting from operations $906,741,455

Information presented in the Statement of operations and changes in net assets reflect only the operations of Putnam Multi Cap
Growth Fund.

Because the combined investment portfolios have been managed as a single portfolio since the acquisition was completed, it is not practicable to separate the amounts of revenue and earnings of Putnam Vista Fund that have been included in the funds statement of operations for the current fiscal period.